UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: April 2021

Commission File Number: 001-38428

PolyPid Ltd.

(Translation of registrant’s name into English)

18 Hasivim Street

Petach Tikva 495376, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

Results of the Annual General Meeting of Shareholders

On April 13, 2021, PolyPid Ltd. (the “Company”) convened an Annual General Meeting of Shareholders (the “Meeting”).

The Meeting was called for the following purposes:

Proposal No. 1	To re-appoint Kost Forer Gabbay & Kasierer, Certified Public Accountants (Isr.), a member firm of EY Global, as independent registered public accountants of the Company.

Proposal No. 2	To re-appoint nine members of the Board of Directors of the Company.

Proposal No. 3	To approve a bonus and certain terms of compensation of Mr. Amir Weisberg, the Company’s Chief Executive Officer and director.

Proposal No. 4	To approve the grant of a performance recognition bonus to Ms. Dikla Czaczkes Akselbrad, the Company’s Executive Vice President and Chief Financial Officer.

Proposal No. 5	To approve an increase in the annual fee of the Chairman of the Board of Directors.

Proposal No. 6	To amend the Company’s compensation policy.

Proposal No. 7	To discuss the Company’s financial statements for the fiscal year ended December 31, 2020.

At the Meeting, a quorum was present and the shareholders of the Company approved all agenda items as originally proposed.

Compensation Policy

Attached hereto as Exhibit 99.1 is the Company’s Compensation Policy for Executive Officers and Directors, which reflects the approval of Proposal No. 6 above.

The Report on Form 6-K is incorporated by reference into the Registrant’s Registration Statement on Form S-8 (Registration No. 333-239517), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.

99.1	Compensation Policy for Executive Officers and Directors of PolyPid Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLYPID LTD.

Date: April 13, 2021	By:	/s/ Dikla Czaczkes Akselbrad
		Name	Dikla Czaczkes Akselbrad
		Title:	Executive Vice President and Chief Financial Officer

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